Nathan T. Hirschi
Senior Vice President - Chief Financial Officer

August 10, 2015
VIA EDGAR AND FACSIMILE

Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    El Paso Electric Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 7, 2015
Response dated July 13, 2015
File No. 001-14206

Dear Ms. Thompson:
El Paso Electric Company (“we” or the “Company”) submits this letter in response to the Securities and Exchange Commission (the “Commission”) supplemental comments received by letter dated July 27, 2015 with respect to the above referenced filings (the “Reports”).
In this letter, we have set forth the comments from the Commission in italicized, bold type and have followed each comment with the Company's response.
This letter has been read by our independent auditors, KPMG LLP, and our outside corporate counsel, Davis Polk & Wardwell LLP. Capitalized terms used in this response that are not otherwise defined shall have the respective meanings given them in the Reports.

Securities and Exchange Commission
August 10, 2015

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
Note A. Summary of Significant Accounting Policies
Asset Retirement Obligations, page 52

1.
We note your response to comment 3. Please tell us whether the cumulative amounts you charged to customers related to Palo Verde decommissioning costs were different from the period costs recognized in accordance with ASC 410-20 related to that obligation. If so, please tell us the amount of the difference as of December 31, 2013 and 2014, and explain in detail your basis under U.S. GAAP for not recognizing the timing difference in your financial statements citing relevant literature. Refer to ASC 980-410-25.

Response: As discussed in more detail below, the Company's regulators have historically not requested, nor have we provided them, an estimate of the cumulative difference between the amounts charged to customer for the decommissioning obligation of Palo Verde and the period costs recognized in accordance with ASC 410-20. No such balance has been included in our rate requests either as a regulatory asset or liability. However, the cumulative amounts we charged to customers for the decommissioning obligation of Palo Verde are estimated to be $5.7 million and $6.0 million greater than the period costs recognized in accordance with ASC 410-20 as of December 31, 2013 and 2014, respectively. The above amount is calculated since February 12, 1996 when the Company adopted “fresh start reporting” in accordance with the requirements of Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”) in 1996 when it emerged from bankruptcy. The application of SOP 90-7 resulted in the creation of a new reporting entity having no retained earnings or accumulated deficit. The above amounts exclude the New Mexico jurisdictional portion of Palo Verde Unit 3 which has been decertified and excluded from regulation since 1987.
ASC 980-340-25-1 states: “Rate actions of a regulator can provide reasonable assurance of the existence of an asset. An entity shall capitalize all or part of an incurred cost that would otherwise be charged to expense if both of the following criteria are met:
a.  It is probable (as defined in ASC Topic 450-20-20) that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable cost for rate-making purposes.

Securities and Exchange Commission
August 10, 2015

b. Based on available evidence, the future revenue will be provided to permit recovery of the previously incurred cost rather than to provide for expected levels of similar future costs. If the revenue will be provided through an automatic rate-adjustment clause, this criterion requires that the regulator's intent clearly be to permit recovery of the previously incurred cost.”
According to ASC 980-410-25-2, a regulated utility should recognize a regulatory asset or liability for differences in the timing of recognition of costs associated with an asset retirement obligation and collection of such amounts through rates if it is probable that such amounts will be recovered. [PWC “Guide to Accounting for Utilities and Power Companies”, Section 18.8.1]
The actual decommissioning costs related to Palo Verde are expected to be incurred commencing with the expiration of Unit 1’s NRC license in 2044, and continuing until the completion of the final decommissioning activities expected in 2057. The Company is obligated to fund minimum amounts established by the Nuclear Regulatory Commission (“NRC”) and the terms of ANPP Participation Agreement regardless of amounts recovered in rates, if any. The Company is ultimately responsible for the actual costs when actual decommissioning activities are performed. However, the revenue provided in past rate cases has never been subject to an automatic rate-adjustment clause or other reconciliation or "true up" mechanism. In fact, since the adoption of ASC 410-20, the asset retirement obligation ("ARO") and the related period cost expense have not been addressed in the Company's regulatory orders. In other words, the ARO is not an adjustment to rate base nor is the accretion expense and depreciation of the related ARO asset, a component of our regulatory cost of service. In its stead, a negotiated process in the context of adversarial, administrative proceedings has been used to arrive at amounts customers will pay for decommissioning costs without any commitment that such amounts together with future amounts and related earnings will be sufficient to decommission the facility. While the Company attempts to seek amounts in rates to meet its decommissioning obligations, and have been relatively successful in doing so up to now; we are not able to conclude given the preponderance of the evidence available to us now that it is probable these costs will continue to be collected over the period until decommissioning starts in 2044. The Company is ultimately responsible for these costs and our future actions combined with future decisions from our regulators will determine how successful we are in this effort.
As indicated above, the cumulative net difference since 1996 is $6.0 million where collections have exceeded our reported cost over the past nineteen-year period since 1996. This amount represents approximately 1.6% of total estimated remediation costs in 2013 dollars. It is also important to recognize that there have been periods in the past when estimated decommissioning costs expensed have exceeded collections. While we cannot predict the future, it is reasonable to assume there may be future periods where estimated decommissioning costs to be expensed will exceed collections and in such amounts that the

Securities and Exchange Commission
August 10, 2015

cumulative net amount may reflect more costs than collections. As a matter of fact, the Company is in the process of filing a rate case in its primary jurisdiction, Texas, in which no amounts for Palo Verde decommissioning cost are being requested in the proposed rates. For reasons discussed above, we do not believe that a regulatory asset or liability should be recorded under such circumstances.
The Company periodically performs probability assessments in accordance with ASC 980-340-25-1 and ASC 980-410-25-2. Our evaluations include, among other things, the conclusions and testimony filed in past and recent rate cases, reactions from rate regulators or intervenors in these cases, including their past proposals and treatment of the costs included in rate filings and the status of any settlement discussions.
To draw a conclusion that a regulatory asset or liability has been incurred, we would need to have evidence that it is probable that our regulators will permit specific future recovery of these costs or require a reimbursement of any excess collections. In our judgment as previously noted, our specific regulatory history does not provide this level of assurance which represents a high standard. Using current best estimates, we also note that we are still approximately 30 years away from the initiation of remediation work which is expected to be incurred over a decade, and our decommissioning fund at December 31, 2014 is approximately $147 million short of estimated amounts needed for our portion of this liability using 2013 price levels.
Predictions of what amounts our regulators may or may not allow over this extended time period is currently not possible. It is also not possible to infer future regulatory actions given our specific history. Therefore, we have concluded we do not meet the criteria in ASC 980-410-25 at this time or at any time prior. Accordingly, we have not recorded a regulatory asset or liability relative to the difference between the cumulative amounts we charged to our customers and the period costs recognized in accordance with ASC 410-20 related to Palo Verde decommissioning costs and do not believe any such asset or liability is appropriate. If this level of assurance changes, we would consider any such implications as they occur and become known to us.
* * * * *
In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 10, 2015

If you have any questions or concerns with respect to the foregoing, please contact any of Dan Kelly of Davis Polk & Wardwell LLP, the Company's outside corporate counsel, at (650) 752‑2001 or by facsimile at (650) 752‑3601; Nathan T. Hirschi at (915) 521‑4456; or John R. Boomer, Vice President, General Counsel, at (915) 543‑4347.

Sincerely,

/s/ NATHAN T. HIRSCHI
Nathan T. Hirschi
Senior Vice President - Chief Financial Officer

cc:	Thomas V. Shockley, III
Chief Executive Officer

Mary E. Kipp
President

John R Boomer
Vice President, General Counsel

Daniel G. Kelly, Jr.
Davis Polk & Wardwell LLP